AVINO SILVER & GOLD MINES LTD.

Suite 400 — 455 Granville Street

Vancouver, B.C.
V6C 1T1

THIS PROXY IS SOLICITED BY THE MANAGEMENT
of
AVINO SILVER & GOLD MINES LTD.

PROXY FOR AN EXTRAORDINARY GENERAL MEETING OF MEMBERS
TO BE HELD ON TUESDAY, MARCH 11, 2003

The undersigned Member of Avino Silver & Gold Mines Ltd. (hereinafter called the “Company”) hereby appoints Louis Wolfin, or failing him, Andrea D. Regnier, or      (please print name) as proxyholder of the Member with power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Extraordinary General Meeting of Members of the Company to be held on Tuesday, March 11, 2003 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as indicated below:

1.	To ratify and approve, with or without amendment, by special resolution the disposition of all of the Company’s right, title, and interest in and to the Bralorne Mine Property and all equipment to Bralorne-Pioneer Gold Mines Ltd. (“BPN”), in consideration of BPN’s assumption of all liabilities and an indemnity to the Company against any further liability in connection therewith:

In Favour:	Against:

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED HEREBY SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Members and the accompanying Information Circular dated January 28, 2003.

If this Form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting. DATED this      day of      , 2003.

Name (Please Print	Number of Shares Held

Address

Signature

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Member, by Pacific Corporate Trust Company.

4. A Member who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a) If you are a registered Member: simply register with the scrutineer before the Meeting begins.

(b)	If you are a Member whose securities are held by a financial institution: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with Pacific Corporate Trust Company. At the Meeting, a vote will be take on each of the resolutions set out on this Instrument of Proxy and the Member’s vote will be counted at that time.

5. A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) If you are a registered Member:

(i)	To appoint one of the management proxyholders named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Member had specified an affirmative vote;

or

(ii)	To appoint another proxyholder, who need not be a Member of the Company to vote according to the Member’s instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

(b)	If you are a Member whose securities are held by a financial institution: Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with Pacific Corporate Trust Company. Do not complete the blank spac provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be vote by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as th proxyholder in its sole discretion sees fit.

7.	If a registered Member has submitted an Instrument of Proxy, the Member may still attend the Meeting and may vote in person. To do so, the Member must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “PACIFIC
CORPORATE TRUST COMPANY” no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof. The mailing address of
Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C
3B8, and its fax number is (604) 689-8144. Telephone voting can be completed at 1-888-Tel-Vote
(1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote